Exhibit 99.1

Scotiabank completes the purchase of a majority stake in BBVA Chile

It also reached an agreement with the Said Family

TORONTO, July 6, 2018 /CNW/ - Scotiabank announced today, following approvals by the regulatory entities in Chile and Canada, the closing of its acquisition of the 68.19% interest in Banco Bilbao Vizcaya Argentaria, Chile (BBVA Chile) owned by Banco Bilbao Vizcaya Argentaria S.A.

As part of its strategy to increase its presence in the Chilean market and in the Pacific Alliance countries, this transaction will double Scotiabank's presence in Chile to approximately 14% market share in total loans, making it one of the largest private banks in the country.

With the closing of the transaction, the Bank is ready to initiate the integration efforts led by local resources within Chile. The next milestone in this process is the merger of BBVA Chile into Scotiabank Chile, which is pending approval from the Superintendent of Banks and Financial Institutions (SBIF) in Chile.

Scotiabank also announced that it has reached an agreement with the Said family to remain invested in BBVA Chile and to participate in the merger of the two banks. The Said family will have a participation of close to 25% in the merged bank.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, Europe and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of over $926 billion (as at April 30, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/July2018/06/c4827.html

%CIK: 0000009631

For further information: Media enquiries - Scotiabank: Juan Iramain, 416-866-4362, juan.iramain@scotiabank.com; Investor Relations - Scotiabank, Adam Borgatti, 416-866-5042, adam.borgatti@scotiabank.com

CO: Scotiabank

CNW 16:59e 06-JUL-18